SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2008

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

ANNEX I

CONTRACTS WITH SAME GROUP

ITEM	CONTRACTS WITH SAME GROUP CONTRACT’S PURPOSE AND CHARACTERISTICS	LINK WITH THE COMPANY (1)	ORIGINAL VALUE		EXPIRATION DATE OR TERM	CANCELLATION OR TERMINATION CONDITIONS	REMAINING BALANCE
			R$ THOUSANDS	DATE			R$ THOUSANDS	DATE
01	Itaipu Binacional - Under Law 10,438 of April 26, 2002, Eletrobrás is responsible for the acquisition of all the electric power produced by Itaipu Binacional, thus becoming the distributor of this energy as of January 2003. Accordingly, the commitments relating to energy acquisition and transfer originally signed by Furnas and Eletrosul were subrogated to Eletrobrás.

The results of Itaipu Binacional’s energy sales, under the terms of Decree 4,550, of December 27, 2002, will be appropriated as follows:

- if positive, to the residential and rural consumers of the National Interconnected Power System using up to 350 kWh, proportionally to the individual consumer and credit of bonuses in the electricity bills.

- if negative, it is included by ANEEL in the calculation of the contracted power tariff in the year subsequent to the result formation.

Therefore, the activities involving the commercialization of Itaipu Binacional energy will not affect Eletrobrás’s net operating income.

	Sale – R$ 21,877,178 thousand Purchase – R$ 5,512,349 thousand	Binational (50 % ownership)					--------	09/30/2008

ITEM	CONTRACTS WITH SAME GROUP CONTRACT’S PURPOSE AND CHARACTERISTICS	LINK WITH THE COMPANY (1)	ORIGINAL VALUE		EXPIRATION DATE OR TERM	CANCELLATION OR TERMINATION CONDITIONS	REMAINING BALANCE
			R$ THOUSANDS	DATE			R$ THOUSANDS	DATE
02	RGR - Eletrobrás is responsible for administrating Federal Union resources denominated “Reserva Global de Reversão – RGR (reversal Global Reserves), which is a fund created for covering Federal Union expenses with reimbursements from eventual concession reversions linked to electric power public service. The resources are applied in financing concessions destined to Brazilian Electric sector expansion, improvements on services and realization of the Electric Power Conservation Program – PROCEL, besides financing the programs RELUZ and LUZ PARA TODOS and the program of Incentive to Electric Power Alternative Sources - PROINFA	Federal Union (controller)	6,892,838				6,892,838	09/30/2008
03	Itaipu Binacional – Financing	Binacional (50 % subsidiary)	12,865,840	1997	23/02/2023		15,287,504	09/30/2008
04	Itaipu Binacional – Renegotiated credits (*)	Federal Union (controller)					-------	09/30/2008

Note 1 Assigns in which of the following groups the compensation fits in: subsidiary, associate, administrator (or a company linked to It) or Holding (or a company linked to It)

(*) Eletrobrás registered the difference between the receivables appropriated by competence and the value actually received, as an asset, registered in the non-current , which reached R$ 2,965,275 thousand, on December 31st, 2007 equivalent to US$ 1,674,068 thousand. As a result of the negotiation of the Eletrobrás credits with Itaipu Binacional, performed under Law 11,480, as of May, 30th, 2007, such rights were incorporated to the debit balance of the financing contracts maintained with Itaipu Binacional, taking into account the foreseen flow of payment, changing the values so far registered in the initial Negotiable Credits to the initial Current and Non-Current Loans and Financing.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 12, 2008

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Astrogildo Fraguglia Quental
Astrogildo Fraguglia Quental Financial and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.